

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Via E-mail
Mr. Dennis G. Hatchell
Chief Executive Officer and President
The Pantry, Inc.
P.O. Box 8019
305 Gregson Drive
Cary, North Carolina 27511

> **Re: The Pantry, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 25, 2013**
> **File No. 333-186199**
> **Form 10-K for the Fiscal Year Ended September 27, 2012**
> **Filed December 11, 2012**
> **File No. 000-25813**

Dear Mr. Hatchell:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm

that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3) under the Exchange Act of 1934.

Cover page to filing

2. We note that you state in the cover page to your filing dated January 25, 2013 that you have enclosed the Company's letter enunciating its reliance on the position of the staff of the Securities and Exchange Commission (the "Commission") in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988) and Morgan Stanley & Co., Inc. (pub. avail. June 5, 1991), as interpreted in the Commission's letter to Shearman & Sterling (pub. avail. July 2, 1993). Please file the aforementioned supplemental letter as it seems to have been omitted from your filing.

Preliminary Prospectus

Forward Looking Statements, page ii

3. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 18

Procedures for Tendering, page 20

Determination of Validity, page 22

4. We note the disclosure under this heading indicating that you will return any old notes not accepted for exchange "as soon as practicable" after expiration of the exchange offer and the disclosure in the first paragraph on page 23 indicating that non-exchanged old notes will be credited to an account maintained with DTC as "promptly as practicable" after the expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Acceptance of Old Notes for Exchange; Issuance of Exchange Notes, page 22

5. Please revise here and throughout the document, as necessary, to state that you will issue the exchange notes or return the old notes promptly after expiration rather than after acceptance.

Conditions to the Exchange Offer, page 24

6. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

7. With reference to bulleted points three and eight on page 24, we note that the determination of whether certain conditions have occurred or are satisfied is based on your "judgment" and "sole judgment." Please revise your disclosure to include objective standards for the determination of whether the aforementioned bulleted conditions have been satisfied.

Part II – Information Not Required in Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-1

Exhibit 99.1 – Form of Letter of Transmittal

8. Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he/she has "reviewed" the letter of transmittal and the prospectus.

Annual Report on Form 10-K for the Fiscal Year Ended September 27, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 35

Sources of Liquidity, page 35

9. To the extent your debt covenants limit, or are reasonably likely to limit, your ability to undertake financing to a material extent, please revise your disclosure in future filings to discuss these covenants and the consequences of the limitation on your financial condition and operating performance, including detail regarding (and, if appropriate, quantification of) the amount of cash flow from operations you are required to dedicate to the payment of principal and interest on indebtedness, and the extent to which your ability to incur indebtedness, make capital expenditures, enter into mergers, acquisitions, and joint ventures, pay dividends, change your line of business and other activities is limited. Please show us your proposed revised disclosure. For additional guidance, please refer to Section IV.C of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Critical Accounting Policies and Estimates, page 40

Goodwill, page 41

10. We note your disclosure that you evaluated the decline in your market capitalization subsequent to your annual impairment test by applying a control premium and determined that the fair value of your reporting unit was not less than book value during fiscal 2012. Please tell us your consideration of providing the following disclosures:

   • the percentage by which fair value exceeded carrying value at the date of your evaluation;

   • the control premium applied to your market capitalization to determine fair value;

   • a more detailed description of the methods and key assumptions used in your annual impairment test and how the key assumptions were determined;

   • a discussion of the degree of uncertainty associated with the assumptions used in your annual impairment test; and

   • a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Contractual Obligations and Commitments, page 37

Contractual Obligations, page 37

11. Reference is made to footnote (4) of the table which states that the operating lease payments included in the table do not include amounts for insurance, taxes and common area maintenance. Please tell us your consideration of also providing a context for the reader to understand the impact of such costs on your total operating lease obligations. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Item 8. Consolidated Financial Statements and Supplementary Data, page 44

Notes to Consolidated Financial Statements, page 49

Note 7 – Debt, page 59

12. We note your disclosure in the third paragraph on page 23 that the payment of cash dividends is prohibited under restrictions contained in your senior credit facility. Please tell us your consideration of disclosing this fact in your discussion of the credit facility and describing the pertinent provisions related to the payment of dividends contained in the credit facility. Refer to Rule 4-08(e)(1) of Regulation S-K.

Signatures, page 90

13. The second signature block does not indicate that the report was signed by your principal accounting officer. Please note that general instruction D(2)(a) and (b) of Form 10-K requires that the report must be signed on behalf of the registrant by its principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions and that any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and/or all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Mr. Berry Epley, Vice President, Corporate Controller
        Mr. Carl N. Patterson, Jr., Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.